UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

To Rules 13-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2(b)

Security Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

814047106

(CUSIP Number)

February 11, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 814047106	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan W. Been
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,883,259
6. Shared Voting Power 0
7. Sole Dispositive Power 1,883,259
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,259
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.70%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 814047106	13G	Page 3 of 5

Item 1.	(a)	Name of Issuer

Security Bank Corporation

	(b)	Address of Issuer’s Principal Executive Offices

4719 Forsyth Road, Macon, Georgia 31210

Item 2.	(a)	Name of Person Filing

Jonathan W. Been

	(b)	Address of Principal Business Office or, if none, Residence

3137 Chestnut Drive Chamblee, Georgia 30340

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

814047106

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

1,883,259(1)

	(b)	Percent of class:

8.70% based on the number of shares as reported by the Company in its latest report.(2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1,883,259

(ii) Shared power to vote or to direct the vote.

0

(iii) Sole power to dispose or to direct the disposition of.

1,883,259

(iv) Shared power to dispose or to direct the disposition of.

0

(1)	The number of shares reported by the reporting person is pursuant to Rule 13d-3(d)(1)(i), with a portion of the reporting person’s shares to be purchased pursuant to a Standby Purchase Agreement, dated February 11, 2008, between the reporting person and the issuer in connection with the issuer’s rights offering.

(2)	The percent of class is determined by increasing the number of the issuer’s outstanding shares by 2,735,562 after the purchase by the reporting person and others pursuant to a Standby Purchase Agreement executed in connection with the issuer’s rights offering. This accounts for only the minimum increase in the number of issued and outstanding shares of the issuer from the shares purchased in the rights offering, increasing the total to 21,650,640 shares. If the issuer’s shareholders, other than those subject to a Standby Purchase Agreement, also purchase shares in the issuer’s rights offering, the reporting person’s percent of class will decrease accordingly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §§240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §§240.13d-1(c) or §§240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2008
Date

/s/ Jonathan W. Been
Signature

Jonathan W. Been
Name/Title